Final Term Sheet

November 29, 2012

Filed Pursuant to Rule 433

Registration Nos. 333-179936

and 333-179936-01

CARNIVAL CORPORATION

FINAL TERM SHEET

Dated: November 29, 2012

Issuer:	Carnival Corporation (the “Company”)

Guarantor:	Carnival plc

Security:	1.875% Senior Notes Due 2017

Size:	$500,000,000

Maturity:	December 15, 2017

Coupon:	1.875% per year, accruing from December 6, 2012

Coupon Payment Dates:	June 15 and December 15, commencing on June 15, 2013

Yield to Maturity:	1.919%

Spread to Benchmark Treasury:	130 basis points

Benchmark Treasury:	UST 0.75% due October 31, 2017

Benchmark Treasury Price and Yield:	100-20 1/4 / 0.619%

Redemption Provisions:	Optional redemption, at any time in whole or from time to time in part, at the Company’s option, at a redemption price equal to the greater of (i) 100% of the principal amount of the 1.875% Senior Notes Due 2017 to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments, as defined in the Final Prospectus, discounted to the redemption date, on a semi-annual basis, assuming a 360 day year consisting of twelve 30 day months, at the Treasury Rate, as defined in the Final Prospectus, plus 20 basis points, plus, in each case, accrued interest to the date of redemption that has not been paid.

Change of Control Provisions:	If a Change of Control, as defined in the Final Prospectus, occurs that is accompanied by a Rating Downgrade, as defined in the Final Prospectus with respect to the Debt Securities, and the rating of the Debt Securities is not subsequently upgraded within the Change of Control Period, as defined in the Final Prospectus, the Company will be required to make an offer to purchase the Debt Securities at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

Price to Public:	99.790%

Trade Date:	November 29, 2012

Settlement Date:	December 6, 2012

CUSIP / ISIN:	143658AY8 / US143658AY86

Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC RBS Securities Inc. UBS Securities LLC

Co-Managers:

Banca IMI S.p.A.

BNP Paribas Securities Corp.

Lloyds Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

Mizuho Securities USA Inc.

UniCredit Capital Markets LLC

HSBC Securities (USA) Inc.

RBC Capital Markets, LLC

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at (866) 471-2526, J.P. Morgan Securities LLC collect at (212) 834-4533, RBS Securities Inc. toll-free at (866) 884-2071 or UBS Securities LLC toll-free at (877) 827-6444 ext. 561-3884.

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